Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Pureto Plata, Dominican Republic

Securities Exchange Commission

Re:           Recursos Montana S.A. (the “Company”)
-	SEC Comment Letter dated March 29, 2012

In response to the SEC Comment Letter dated March 29, 2012, the Company has filed Amendment no. 1 to the Registration Statement (the “Registration Statement”).  Our responses to your comments are set out in detail below.

1.
Your disclosure throughout the prospectus indicates that your private placement occurred on September 29, 2010. However, footnote one to the table states that the private placement occurred on September 29, 2011. Revise where necessary to reconcile the inconsistency.

The footnote to the table on the cover page of the Registration Statement has been revised to reflect the fact that the private placement occurred on September 29, 2010.

2.	Revise to disclose the termination date of the offering.

The Registration Statement has been revised to state the offering will terminate nine months from the date the prospectus is declared effective by the SEC.

3.	We note your statement that Mr. Rodriquez and Mr. Kunhardt are acting as underwriters. Please revise to indicate that Mr. Rodriquez and Mr. Kunhardt are underwriters throughout your prospectus.

The Registration Statement has been revised to state that Mr. Rodriguez and Mr. Kunhardt are underwriters.

4.
We note your statement in the first risk factor that your auditor has expressed substantial doubt as to your ability to continue as a going concern which is not consistent with the audit report presented on page 17. Please reconcile this apparent inconsistency.

The Registration Statement has been revised to remove this risk factor.

5.	We note that your only mineral property is located in Fiji. Consider adding risk factors that address doing business internationally.

The Registration Statement has been revised to incorporate a risk factor that addresses doing business internationally.

6.	We note that you have not earned any revenues to date. Revise to add a risk factor(s) addressing such risks associated with your business stage.

The Registration Statement has been revised to incorporate a risk factor addressing the early state of the Company’s business.

7.	Please add a risk factor discussing the risks involved with becoming a reporting company with the Securities and Exchange Commission.

The Registration Statement has been revised to incorporate a risk factor on the risks involved with becoming a reporting company with the Securities and Exchange Commission.

8.
Please clarify your stage of operations. In this regard, we note in several locations throughout the prospectus that you are an exploration stage company, see, for example, pages one and seven, and in other locations, you represent that you are a pre-exploration stage company, see, for example, pages two, seven and eight. Please revise to reconcile to clarify your present stage of operations.

The Registration Statement has been revised to reflect the fact that we are a pre-exploration stage company.

9.
Revise your disclosure to discuss in greater detail the government regulations associated with your business as required by Items 101(h)(4)(ix) and (xi) of Regulation S-K.  For instance, you state that the MRD is responsible for mining regulations in Fiji, including licenses, permits and leases, but do not address whether you have, or need, any licenses, permits or leases for exploration or at what time you will need them.  Finally, address where you are in the process of obtaining them.

The Registration Statement has been revised to disclose the fact that we hold a prospecting license allowing us to conduct exploratory work on the property.

10.
In addition, please address when you plan to apply to the EMA for a prospecting license.  In this regard, we note your disclosure that you will need an environmental impact assessment (EIA) and environmental management plan (EMP) to apply for a prospecting license but that “any new mining project, including exploration, requires and environmental impact assessment.”  Since you state that you are an exploration stage company, it appears to us that you should already have undertaken an EIA with an EMP.  Please clarify the status of the company’s application with the EMA.

The Registration Statement has been revised to state that we have not obtained an EIA and will need to obtain once we commence mining operations on the property.

11.
Please clarify whether your executive officers and directors are full or part-time employees.  See Item 101(h)(4)(xii) of Regulation S-K.  In addition, please quantify the number of hours each works for the company per week.

The Registration Statement has been revised to disclose that our officers and directors are part time employees devoting approximately five hours per week to our operations.

12.
We note that you “conduct your business largely through consultants.”  Please revise to discuss your relationship with consultants in greater detail.  For instance, please address how many consultants you have, what role each has and whether you have written or oral agreements with any or all consultants.  We may have further comments.

The Registration Statement has been revised to disclose we have engage one consultant to date, Mr. McAdams.

13.
Please revise to provide the disclosure required by Item 102 of Regulation S-K for your Dominican Republic office, currently the residence of your CEO.  In your discussion, address the adequacy and suitability of such property for your business.

We have revised the section titled “Properties” to provide the disclosure required by Item 102 of Regulation S-K in connection with our Dominican Republic office.

14.
We notate that Mr. McAdams recommends a “two-phase exploration program” and your general description of the program.  Please revise to discuss the two phases, separately, and in greater detail.  Include in your discussion and activities involved in each phase, the costs associated with each phase and whether you plan to hire employees or consultants, and approximately how many, in order to complete each phase.  Also, to the extent possible, address the duration of each exploration phase.

In response to this comment, the Registration Statement has been revised to include additional information for each phase of the proposed exploration program.

15.	Please provide a current dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

We have included a current dated consent from our independent accountants in the Registration Statement.

16.
Please revise to address in more detail your discussion of the activities in each phase of the company’s operations, the estimated costs of each phase and the estimated time periods required for each phase.

The Registration Statement has been updated to discuss the activities of each phase of our operations, the estimated costs of each phase and the estimated time periods required for each phase.

17.	Please revise to clarify the component(s) of the “professional fees” for which you allocated $2,500.

The Registration Statement has been revised to disclose that professional fees relate to services provided to in registering the certificate of title for the Vunidawa Gold Claim.

18.
Revise to provide complete Regulation S-K Item 401(e) disclosure for Mr. Kunhardt.  This includes the last five years of business experience, including beginning and end employment dates and business names and industries.  In this regard, we note that current disclosure generally states Mr. Kunhardt is “an entrepreneur owning a number of businesses in the Dominican Republic.”

In response to this comment, the Registration Statement has been revised to provide additional information of Mr. Kunhardt’s business experience.

19.
Please revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director as required by Item 401(e)(1) of Regulation S-K.

In response to this comment, Mr. Kunhardt’s and Mr. Rodriguez’s information has been revised to describe previous experiences that lead to the conclusion that they should serve as a director of the Company.

20.
We note that you have a verbal agreement with Mr. McAdams, your geologist.  Please provide a written description of the oral agreement with Mr. McAdams.  See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We have revised the Registration Statement to include the terms of the verbal agreement with Mr. McAdams.

21.	Please revise your statement to clarify that no compensation was awarded to, earned by, or paid to the named executive officers.

The section titled “Executive Compensation” of the Registration Statement has been updated to state that no compensation was awarded to, earned by, or paid to the named executive officers.

22.	Please revise the legality opinion to clarify that the opinion opines upon the laws of the State of Nevada.

The legality opinion has been updated to clarify that it opines upon the laws of the State of Nevada.

23.
Exhibits 10.1, 23.3 and 99.1 are filed in improper electronic format.  Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format.  Please file your exhibits properly with your next amendment.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

In response to this comment, the above noted exhibits have been refilled in proper electronic format.

Yours very truly:
Recursos Montana S.A.

“LUIS A. G. RODRIGUEZ
Luis A. G. Rodriguez
Chief Executive Officer, President
and Director